Exhibit 99.1

NORTH AMERICAN PALLADIUM LTD.

(incorporated under the Canada Business Corporations Act)

16,000,000 Units

UNDERWRITING AGREEMENT

Dated:  September 22, 2009

North American Palladium Ltd.

(incorporated under the Canada Business Corporations Act)

16,000,000 Units

UNDERWRITING AGREEMENT

September 22, 2009

Thomas Weisel Partners Canada Inc.

79 Wellington Street West

P.O. Box 37, 21st Floor

Toronto, ON

M5K 1B7

as Representative of the several Underwriters

Ladies and Gentlemen:

North American Palladium Ltd., a corporation existing under the laws of Canada (the “Company”), confirms its agreement with Thomas Weisel Partners Canada Inc. (“TWP”) and each of the other underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom TWP is acting as representative (in such capacity, the “Representative”), with respect to (i) the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of units set forth in Schedule A hereto (the “Units”), each Unit consisting of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”), and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 2,400,000 additional Units to cover over-allotments, if any. Each Warrant shall entitle the holder thereof to purchase from the Company one Common Share (a “Warrant Share”) for a price of C$4.25 per Warrant Share at any time on or prior to 5:00 p.m. (Toronto time) on the date that is 24 months from the Closing Time (as hereinafter defined). In the event that the 20-day volume weighted average closing sale price of the Common Shares on the Toronto Stock Exchange (“TSX”) is greater than C$5.75 per Common Share, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company. The Warrants shall be issued pursuant to, and the exercise thereof shall be governed by, the provisions of a warrant indenture (the “Warrant Indenture”) to be entered into between the Company, as issuer, and Computershare Trust Company of Canada, as trustee (the “Warrant Trustee”). The Units shall be mandatorily separated after the Closing Time into Common Shares and Warrants.  The aforesaid 16,000,000 Units to be purchased by the Underwriters (the “Initial Securities”) and all or any part of the 2,400,000 Units subject to the option described in Section 2(b) hereof (the “Option Securities”) are hereinafter called, collectively, the “Securities.”

Concurrent with the offering contemplated herein, the Underwriters have also agreed to purchase pursuant to a separate underwriting agreement, 4,000,000 ‘flow-through’’ common shares of the Company (the ‘‘Flow-Through Shares’’) on a private placement basis under applicable Canadian securities laws. The Flow-Through Shares will not be qualified for distribution pursuant to the Canadian Final Prospectus (as hereinafter defined). In addition, the offer and sale of the Flow-Through Shares will not be registered under the 1933 Act (as hereinafter defined) and the Flow-Through Shares will not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (the ‘‘Flow-Through Private Placement’’). The offering contemplated herein and the Flow-Through Private Placement are not conditional on one another.

The Company understands that the Underwriters propose to make a public offering of the Securities in the United States and in each of the provinces of Canada and a private placement of the Securities in certain jurisdictions in the European Union, in each case upon the terms set forth in the General Disclosure Package (as hereinafter defined) and the Final Prospectuses (as hereinafter defined), as soon as the Representative deems advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus, dated October 31, 2007, in the English and French languages (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus, dated November 16, 2007, in the English and French languages in respect of up to US$300,000,000 aggregate principal amount of common shares, special shares, debt securities, warrants, share purchase contracts, share purchase or equity units and subscription receipts of the Company (collectively, the “Shelf Securities”).  The Company selected the Ontario Securities Commission (the “Reviewing Authority”) as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a Mutual Reliance Review System decision document under National Policy 43-201 — Mutual Reliance Review System for Prospectuses (an “MRRS Decision Document”) on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities in the English and French languages, as applicable, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as hereinafter defined), at the time the Reviewing Authority issued an MRRS Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated September 22, 2009, relating to the Securities, which excluded certain pricing information (in the English and French languages, as applicable, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-147126) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “1933 Act”).  Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable general rules and regulations of the Commission promulgated under the 1933 Act (the “1933 Act Regulations”) and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the date and time that this Agreement is delivered by the parties hereto (the “Execution Time”), each in the form heretofore delivered or to be delivered to the Representative, has become effective in such form pursuant to Rule 467(a) under the 1933 Act (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time of the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement”).  The base prospectus filed as part of the Registration

Statement, including all documents incorporated therein by reference, contained in the Registration Statement as initially filed with the Commission, is hereinafter called the “U.S. Preliminary Base Prospectus”; the base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; the preliminary prospectus supplement relating to the offering of the Securities, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the 1933 Act on September 22, 2009, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus.”

In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 3(a) hereof a final prospectus supplement (in the English and French languages) relating to the Securities, which includes the pricing information omitted from the Canadian Preliminary Prospectus in the English and French languages, as applicable (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”), and (ii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 3(a) hereof a final prospectus supplement relating to the offering of the Securities (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”).  The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the “Preliminary Prospectuses,” and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Final Prospectuses.”  Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the “Supplementary Material.”  Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the 1933 Act Regulations and (ii) any such document so filed.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”). For purposes of this Agreement, all references to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and any Issuer Free Writing Prospectus (as hereinafter defined) and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base

Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be.  All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S.  Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “1934 Act”), which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be.

SECTION 1.         Representations and Warranties.

(a)          Representations and Warranties by the Company.  The Company represents and warrants to each Underwriter and any broker-dealer affiliates acting on their behalf as of the date hereof, the Applicable Time referred to in Section 1(a)(i) hereof, as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter and any broker-dealer affiliate thereof, as follows:

(i)            Eligibility and Compliance with Registration Requirements.  The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction that recognizes the concept of reporting issuer (or equivalent thereof), is not in default in any material respect under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the 1934 Act, Canadian Securities Laws, and the requirements of the NYSE Amex LLC (“AMEX”) and the TSX. The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for the use of Form F-10 under the 1933 Act.  The Reviewing Authority has issued an MRRS Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the MRRS Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for documents relating to the Company’s December 2007 public offering of units and any other document filed with the Qualifying Authorities subsequent to the date of such MRRS Decision Document in the form heretofore delivered to the Representative.  The Registration Statement has become effective pursuant to Rule 467(a) under the 1933 Act; the Company has included in the Registration Statement all information required by the 1933 Act and 1933 Act Regulations to be included in such Registration Statement; subsequent to the effectiveness of the Registration Statement, no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission, except for documents relating to the Company’s December 2007 public offering of units and any other document filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representative; and no stop order suspending the effectiveness of the Registration Statement and no other order preventing or suspending its use or the use of the U.S. Base Prospectus, the U.S. Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

At the time of filing thereof with the Qualifying Authorities and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery): (A) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices and blanket orders or rulings of securities regulatory authorities in such Qualifying Jurisdictions (collectively, the “Canadian Securities Laws”), and (B) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  At the time the Registration Statement became effective under the 1933 Act and as of the Execution Time, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery) the U.S. Final Prospectus (and any supplements thereto) will, comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations; at the time the Registration Statement became effective under the 1933 Act, as of the Execution Time and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the Registration Statement did not, and, together with the information set forth on Schedule B hereto, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and when the U.S. Final Prospectus (and any supplement thereto) is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the U.S. Final Prospectus (and any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The U.S. Preliminary Prospectus conformed and will conform to the Canadian Preliminary Prospectus and the U.S. Final Prospectus conformed and will conform to the Canadian Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission.

As of the Applicable Time (as defined below), neither (x) any Issuer General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time and the U.S. Preliminary Prospectus and the information included on Schedule B hereto, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 10:30 a.m. (Toronto time) on September 22, 2009 or such other time as agreed by the Company and the Representative.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), relating to the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule C hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the company notified or notifies the Representative as described in Section 3(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses, including any document incorporated by reference therein that has not been superseded or modified.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, the Final Prospectuses, any Supplementary Material or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representative expressly for use therein.

The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.  The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR.

At the time of filing the Registration Statement and any post-effective amendments thereto, at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 of the 1933 Act Regulations.

(ii)           Incorporation of Documents by Reference.  Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act, and the rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”), and, when read together with the other information in (A) the U.S. Base Prospectus at the time the Registration Statement became effective, (B) the General Disclosure Package at the Applicable Time, and (C) the U.S. Final Prospectus as of its date and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery), did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii)          Independent Accountants.  KPMG LLP (“KPMG”), who have audited the consolidated financial statements of the Company included or incorporated by reference in the General Disclosure Package and the Final Prospectuses, are independent registered public accountants with respect to the Company within the meaning of the 1933 Act and the 1933 Act Regulations and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Ontario and applicable Canadian Securities Laws.

(iv)          Financial Statements.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates and for the periods indicated and the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows for the periods specified; said financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and in the case of the audited consolidated financial statements of the Company incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”) in accordance with Item 18 of Form 20-F under the 1934 Act, and said financial statements comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, the 1934 Act and applicable Canadian Securities Laws. The financial statements of Cadiscor Resources Inc. which are incorporated by reference into the Final Prospectuses, are not required to be reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F under the 1934 Act. The supporting schedules, if any, present fairly in all material respects in accordance with Canadian GAAP, as reconciled to U.S. GAAP, if applicable, the information required to be stated therein. All disclosures included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses regarding “non-GAAP financial measures” (as such term is defined under Canadian Securities Laws) comply with applicable Canadian Securities Laws. There have been no changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the consolidated financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and the Subsidiaries (as hereinafter defined) (taken together, as a single enterprise) and except for changes that are disclosed in the General Disclosure Package and the Final Prospectuses.

(v)           No Material Adverse Change in Business.  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectuses, except as otherwise stated therein, (A) there has been no material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class or series of its share capital.

(vi)          Good Standing of the Company.  The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and to enter into and perform its obligations under this Agreement, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.  A “Material Adverse Effect” means a material adverse effect or a prospective material adverse effect on the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business.

(vii)         Good Standing of Subsidiaries.  Each subsidiary of the Company is listed on Schedule E to this Agreement (each a “Subsidiary” and, collectively, the “Subsidiaries”).  Each Subsidiary has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses, all of the issued and outstanding share capital of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of any Subsidiary were issued in violation of the preemptive or similar rights of any shareholder of such Subsidiary.

(viii)        Capitalization.  As at the date hereof, the authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of special shares issuable in series, of which 104,070,139 common shares and no special shares were issued and outstanding as at the date hereof. As at August 3, 2009, the authorized share capital of the Company consisted of an unlimited number of common shares and an unlimited number of special shares issuable in series, of which 103,778,241 common shares and no special shares were issued and outstanding as at such date. All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian securities laws; none of the outstanding shares in the capital of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.  Except as disclosed in the General Disclosure Package and the Final Prospectuses, the Company does not have any options or warrants to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company’s employee benefit plans, and the options or other rights granted thereunder, as set forth in the General Disclosure Package and the Final Prospectuses, accurately and fairly presents the information required to be disclosed with respect to such plans, options and rights. Except as disclosed in the General Disclosure Package and the Final Prospectuses, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company’s share capital.

(ix)          Authorization.  This Agreement has been duly authorized, executed and delivered by the Company.  The Warrant Indenture has been duly authorized by the Company and, when duly executed and delivered by the Company (assuming the due authorization, execution and delivery thereof by the Warrant Trustee), will be a legally binding and valid obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and relating to general principles of equity.  The Warrant Indenture, when executed and delivered, will conform in all material respects to the description thereof in the General Disclosure Package and the Final Prospectuses.

(x)           Authorization and Description of Securities.  The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance, sale and delivery to the Underwriters pursuant to this Agreement; the Warrant Shares have been duly authorized for issuance and delivery to holders of Warrants upon the exercise of such Warrants in accordance with their terms; each of the Common Shares offered hereby, the Warrant Shares and the Warrants, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein (or, in the case of the Warrant Shares, when issued upon exercise of the Warrant in accordance with their terms), will be validly issued and fully paid and non-assessable; the Securities conform in all material respects to all statements relating thereto contained in the General Disclosure Package and the Final Prospectuses and such description conforms in all material respects to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability solely by reason of being such a holder; and, except as disclosed in the General Disclosure Package and the Final Prospectuses, the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

(xi)           Absence of Defaults and Conflicts.  Neither the Company nor any of the Subsidiaries is in violation of its respective charter or by-laws (or similar constituting document) or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them is bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, “Agreements and Instruments”) except for such violations or defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement or the Warrant Indenture and the consummation of the transactions contemplated herein and therein and in the General Disclosure Package and the Final Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the General Disclosure Package and the Final Prospectuses under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in (a) any violation of the provisions of the charter or by-laws (or similar constituting documents) of the Company or any Subsidiary or (b) any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality, court, domestic or foreign, or stock exchange having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations, except in the case of (b) for such violations that would not result in a Material Adverse Effect.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(xii)          Absence of Disputes.  No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.  No dispute between the Company and any native group, community group or joint venture partner exists or, to the knowledge of the Company, is threatened or imminent, in each case, that would have a Material Adverse Effect.

(xiii)         Absence of Proceedings.  All actions, suits, proceedings, inquiries or investigations before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary have been disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectuses, other than those actions, suits, proceedings, inquiries or investigations that would not result in a Material Adverse Effect or would not materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject that are not described in the Registration Statement, the General Disclosure Package or the Final Prospectuses, including ordinary routine litigation incidental to the business, would not result in a Material Adverse Effect.

(xiv)        Other Reports and Information; Accuracy of Exhibits.  There are no reports or information that, in accordance with the requirements of the Reviewing Authority or the other Qualifying Authorities or Canadian Securities Laws, must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Reviewing Authority or the other Qualifying Authorities that remain confidential as of the date hereof; there are no documents (other than the Warrant Indenture and this Agreement) required to be filed with the Reviewing Authority or the other Qualifying Authorities in connection with the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectuses that have not been filed as required; there are no contracts, documents or other materials (other than the Warrant Indenture and this Agreement) required to be described in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(xv)         Possession of Intellectual Property.  The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, except where the failure to possess or acquire such Intellectual Property would not have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of the Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would result in a Material Adverse Effect.

(xvi)        Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except (i) such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws and (ii) such as have been obtained or may be required under the Canadian Securities Laws.

(xvii)       Absence of Manipulation.  Neither the Company nor any affiliate (as defined in Rule 501 under the 1933 Act) of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, the Common Shares or the Warrants.

(xviii)      Possession of Licenses and Permits.  The Company and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, municipal, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances known to the Company, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect.

(xix)         Title to Property.  The Company and the Subsidiaries have good and marketable title to all real property owned by the Company and the Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except (a) such as are described in the General Disclosure Package and the Final Prospectuses or (b) where failure to hold any such title free and clear would not result in a Material Adverse Effect; and all of the property leases and subleases material to the business of the Company and the Subsidiaries, considered as one enterprise, and under which the Company or any of the Subsidiaries holds properties described in the General Disclosure Package and the Final Prospectuses, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the property leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, in each case except where failure to hold any such lease or sublease would not have a Material Adverse Effect.

(xx)          Mining Claims.  All interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other conventional property or property interests or rights or similar rights (“Mining Claims”) relating to the Lac des Iles mine (including the Offset Zone), the Sleeping Giant mine, the Discovery Project and the Shebandowan West Project (collectively, the “Principal Properties”) (in each case as defined in the General Disclosure Package and the Final Prospectuses) that are held by the Company or any of the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no material royalty is payable in respect of any of them, except, in each instance, as disclosed in the General Disclosure Package and the Final Prospectuses and, to the extent applicable, the title opinions of the Company’s legal counsel to be delivered in connection with the offering of Securities. Except as disclosed in the General Disclosure Package and the Final Prospectuses, no other property rights are necessary for the conduct of the Company’s business as presently conducted or as proposed to be conducted by the Company as described in the General Disclosure Package and the Final Prospectuses, and there are no material restrictions on the ability of the Company and the Subsidiaries to use or otherwise exploit any such property rights.  Except as disclosed in the General Disclosure Package and the Final Prospectuses, the Company has no reason to believe that it will not be able to obtain or acquire such property or other rights as may be necessary to develop, operate (or further develop and operate) or re-open, as applicable, the Principal Properties.  Except as disclosed in the General Disclosure Package and the Final Prospectuses, Mining Claims held by the Company or the Subsidiaries cover the properties required by the Company for the purposes described in the General Disclosure Package and the Final Prospectuses.

(xxi)         Mineral Estimates.  Except as disclosed in the General Disclosure Package and the Final Prospectuses, the information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources at the Principal Properties contained in the General Disclosure Package and the Final Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101- “Standards of Disclosure for Mineral Projects.”  The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and the Company believes that the projected production and operating results relating to its projects as summarized in the General Disclosure Package and the Final Prospectuses are reasonable.

(xxii)        Investment Company Act.  The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the General Disclosure Package and the Final Prospectuses will not be required, to seek an order permitting registration as an “investment company” under the Investment Company Act of 1940, as amended.

(xxiii)       Environmental Laws.  Except as described in the General Disclosure Package and the Final Prospectuses and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries is in violation of any applicable federal, state, provincial, municipal, local or foreign statute, law, rule, regulation, ordinance or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) to the Company’s knowledge, the Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of the Subsidiaries, and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of the Subsidiaries relating to Hazardous Materials or any Environmental Laws.  To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.  From time to time, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(xxiv)       Registration Rights.  Other than as described in the General Disclosure Package and the Final Prospectuses, there are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Registration Statement or the Canadian Final Prospectus or otherwise registered by the Company under the 1933 Act or qualified for distribution under Canadian Securities Laws.

(xxv)        Disclosure Controls.  The Company and the Subsidiaries maintain disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 of the 1934 Act Regulations, as applicable to the Company, and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings; such controls and procedures are effective to provide reasonable assurances that all material information concerning the Company and the Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities, and the Company has made available to counsel for the Underwriters copies of all descriptions of, and all policies, manuals and other documents, if any, promulgating, such disclosure controls and procedures.

(xxvi)       Accounting Controls.  The Company and each of the Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP as reconciled to U.S. GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company and each of its Subsidiaries maintain internal control over financial reporting as defined in Rule 13a-15 or Rule 15d-15 of the 1934 Act Regulations; and such controls are effective. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(xxvii)      Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxviii)     Payment of Taxes.  All United States and Canadian federal income tax returns of the Company and the Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The United States and Canadian federal income tax returns of the Company through the fiscal year ended December 31, 2008 have been filed and no assessment in connection therewith has been made against the Company. Each of the Company and the Subsidiaries has filed all other tax returns that are required to have been filed by it pursuant to applicable foreign, state, provincial, municipal, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and the Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.  The statements set forth in the General Disclosure Package and the Final Prospectuses under the caption “Income Tax Considerations,” insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Securities or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

(xxix)       Taxes.  No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of any Underwriter which is not a resident of Canada in connection with the transactions contemplated by this Agreement) are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax solely by virtue of: (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in this Agreement.

(xxx)        Insurance.  The Company and the Subsidiaries carry or are entitled to the benefits of insurance, with insurers the Company reasonably believes to be reputable, in such amounts and covering such risks as is generally maintained by companies of, to the Company’s reasonable belief, established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

(xxxi)       Statistical and Market-Related Data.  Any statistical, industry and market-related data included in the Registration Statement, the General Disclosure Package and the Final Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the consent to the use of such industry data from such sources, to the extent any such consent is required.

(xxxii)      Minute Books and Corporate Records.  As at the date hereof, the minute books and corporate records of the Company and the Subsidiaries are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries (except for the minutes of the meetings that have occurred since August 10, 2009 in respect of which the Company hereby confirms that no actions or events at such meetings would have a Material Adverse Effect), and at the Closing Time will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries.

(xxxiii)     Foreign Corrupt Practices Act.  Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxxiv)     OFAC.  Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xxxv)      Compliance with Laws.  The Company and the Subsidiaries and, to the Company’s knowledge without any further investigation, others who perform services on behalf of the Company or the Subsidiaries in the performance of such services on behalf of the Company or the Subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, provincial, state, municipal and local laws, rules and regulations, standards, and all applicable rules, policies, ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or AMEX or the TSX, except where the failure to be in compliance or conformity would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice citing action or inaction by the Company or any of the Subsidiaries, or others who perform services on behalf of the Company or the Subsidiaries, that would constitute non-compliance with any applicable U.S., Canadian or foreign federal, provincial, state, municipal or local laws, rules, regulations policies or standards to the extent such non-compliance reasonably would be expected to have a Material Adverse Effect; and, to the knowledge of the Company, other than as set forth in the General Disclosure Package and Final Prospectuses, no prospective change in any applicable U.S., Canadian and foreign federal, provincial, state, municipal, or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect.

(xxxvi)     No Broker.  Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

(xxxvii)    AMEX Listing; TSX Listing.  The currently issued and outstanding Common Shares are listed on AMEX and the Company is in compliance with all applicable corporate governance requirements set forth in the NYSE AMEX Company Guide and all applicable corporate governance and other requirements contained in the listing agreement to which the Company and AMEX are parties, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges. The currently issued and outstanding Common Shares are listed on the TSX and the Company is in compliance with all applicable requirements of the TSX, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges.

(xxxviii)   Foreign Status. The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the 1934 Act.

(xxxix)      Non-Arm’s Length Transactions. To the knowledge of the Company, except as disclosed in the General Disclosure Package and the Final Prospectuses, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm’s length with the Company or any such Subsidiary which is required to be disclosed by applicable Canadian Securities Laws.

(xl)           Relationships with Underwriters.  Neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(b)           Officer’s Certificates.  Any certificate signed by any officer of the Company or any of the Subsidiaries delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2.           Sale and Delivery to Underwriters; Closing.

(a)           Initial Securities.  On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company at the Canadian dollar price per share set forth in Schedule B, the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional Securities.

(b)           Option Securities.  In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 2,400,000 Units at the Canadian dollar price per share set forth in Schedule B.  The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by the Representative to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities.  Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined.  If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional Securities.

(c)           Payment.  Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay

Street, Toronto, Ontario, Canada M5L 1B9, or at such other place as shall be agreed upon by the Representative and the Company, at 8:00 a.m. (Eastern time) on September 30, 2009 or on such other date not later than September 30, 2009 as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company.

The Company hereby agrees to compensate the Underwriters in consideration for their services in respect of the offering contemplated herein in accordance with the terms of Schedule B.

Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of the Securities to be purchased by them.  It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase.  Payment to the Company with respect to the Securities the Underwriters have sold or expect to sell shall be made in Canadian dollars, as set forth on Schedule B hereto.  TWP, individually and not as representative of the Underwriters may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

(d)           Denominations; Registration.  Deposit Notices for the Units, Common Shares and Warrants issuable in respect of the Initial Securities and the Option Securities, if any, shall be in such denominations and registered in such names as the Representative may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be.

SECTION 3.           Covenants of the Company.  The Company covenants with each Underwriter and any broker-dealer affiliates acting on their behalf as follows:

(a)           Compliance with Securities Regulations and Commission Requests.  The Company, subject to Section 3(b), will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Final Prospectus (in English and French) with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 7:00 a.m. (Toronto time) on September 23, 2009, and (ii) the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than 7:00 a.m. (Toronto time) on September 23, 2009.  The Company will prepare a prospectus supplement (in the English and French languages) relating to the Warrant Shares in accordance with the Canadian Shelf Procedures (the “Canadian Warrant Prospectus”) and a prospectus supplement relating to the Warrant Shares consisting of the Canadian Warrant Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “U.S. Warrant Prospectus”), in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Warrant Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than the Closing Time, and (ii) the U.S.

Warrant Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Closing Time.  The Company will notify the Representative immediately, and confirm the notice in writing, (1) when each of the Canadian Final Prospectus and the Canadian Warrant Prospectus shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when each of the U.S. Final Prospectus and the U.S. Warrant Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus, the U.S. Warrant Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the termination of the Offering of the Securities, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending its use or the use of the U.S. Base Prospectus, the Preliminary U.S. Prospectus, the U.S. Final Prospectus, the U.S. Warrant Prospectus or any Issuer Free Writing Prospectus, (6) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities, (7) of the receipt by the Company of any communication from a Qualifying Authority or any other regulatory authority in Canada relating to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus, the offering of the Securities or the listing of the Common Shares offered hereby or Warrants or Warrant Shares on the TSX, (8) of the receipt by the Company of any communication relating to the listing of the Common Shares offered hereby or Warrant Shares on AMEX, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the suspension of the trading in any securities of the Company or the initiation or threatening of any proceeding for any of such purposes. The Company will make every reasonable effort to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or suspension, including, if necessary, by filing an amendment to the Registration Statement or the Canadian Base Prospectus or a new registration statement and will make every reasonable effort to have such amendment or new registration statement declared effective or qualified at the earliest possible moment.

(b)           Filing of Amendments and Exchange Act Documents.  The Company will give the Representative notice of its intention to prepare or file any amendment to the Registration Statement or any amendment or supplement or revision, as applicable, to the U.S. Base Prospectus, the Canadian Base Prospectus, any Issuer Free Writing Prospectus or any Supplementary Material, and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall object, acting reasonably. The Company has given the Representative notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations or Canadian Securities Laws within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object.

(c)           Delivery of Filed Documents.  The Company has furnished or will deliver to the Representative and counsel for the Underwriters, without charge, copies of the Canadian Preliminary Base Prospectus (in English and French), the Canadian Base Prospectus (in English and French), the Canadian Preliminary Prospectus (in English and French), the Canadian Final Prospectus (in English and French), and any Supplementary Material, approved, signed and certified as required by Canadian Securities Laws, and signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein), the Form F-X and all consents and certificates of experts, and will also deliver to the Representative, without charge and for the benefit of each Underwriter, conformed copies of the Registration Statement as originally filed and each amendment or supplement thereto (without exhibits).  The copies of the English and French versions of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material furnished to the Representative and counsel for the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the Registration Statement and each amendment or supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will also deliver to the Representative and counsel for the Underwriters copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable Canadian Securities Laws.

(d)           Delivery of Prospectuses.  The Company has delivered to each Underwriter, without charge, as many commercial copies of the U.S. Preliminary Prospectus and Canadian Preliminary Prospectus (in the English and French languages) as such Underwriter have reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act and applicable Canadian Securities Laws. The Company will furnish to each Underwriter, without charge, during the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, such number of copies of the U.S. Final Prospectus and Canadian Final Prospectus (in the English and French languages) and any Issuer Free Writing Prospectus (each as amended or supplemented) as such Underwriter may reasonably request. The copies of the English and French versions of the Canadian Preliminary Prospectus and the Canadian Final Prospectus furnished to the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the U.S. Preliminary Prospectus and U.S. Final Prospectus furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent required or permitted by Regulation S-T.  In addition, the Company will furnish to the Warrant Trustee, without charge, during the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with exercises of Warrants, such number of copies of the U.S. Warrant Prospectus or the Canadian Warrant Prospectus (in the English and French languages), as applicable, as the Warrant Trustee may reasonably request.  The copies of the English and French versions of the Canadian Warrant Prospectus furnished to the Warrant Trustee will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the U.S. Warrant Prospectus furnished to the Warrant Trustee will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent required or permitted by Regulation S-T.

(e)           Continued Compliance with Securities Laws.  The Company will comply with the 1933 Act and the 1933 Act Regulations and the Canadian Securities Laws so as to permit the completion of the distribution of the Securities as contemplated in this Agreement, the General Disclosure Package and the Final Prospectuses.  If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General

Instruction II.L of Form F-10, any event occurs as a result of which the General Disclosure Package would include any untrue statement of a material fact or would omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, the Company will (1) notify promptly the Representative so that any use of the General Disclosure Package may cease until it is amended or supplemented; (2) amend or supplement the General Disclosure Package to correct such statement or omission; and (3) supply any such amendment or supplement to the Representative in such quantities as the Representative may reasonably request.  If at any time when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters or counsel for the Company, to amend the Registration Statement, file a new registration statement or amend or supplement the Final Prospectuses in order that the Final Prospectuses contain full, true and plain disclosure of all material facts relating to the Company and the Securities and contain no misrepresentation (as defined under Canadian Securities Laws) and do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time they are delivered to a purchaser, or if it shall be necessary, in the reasonable opinion of such counsel, at any such time to amend the Registration Statement, file a new registration statement or amend, supplement or revise, as applicable, the U.S. Base Prospectus, the Canadian Base Prospectus or the Final Prospectuses in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations or the Canadian Securities Laws, the Company will promptly (i) prepare and file with the Commission and the Qualifying Authorities, subject to Section 3(b), such amendment, supplement or new registration statement as may be necessary to correct such statement or omission or to effect such compliance, (ii) if applicable, use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the offering of the Securities, and (iii) furnish to the Underwriters such number of copies of such amendment or supplement (in the English and French languages, as applicable) as the Underwriters may reasonably request.  If at any time following the issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the General Disclosure Package or the Final Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(f)            Blue Sky Qualifications.  The Company will cooperate with the Underwriters in connection with the qualification of the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may reasonably designate and in maintaining such qualifications in effect for so long as required for the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(g)           Earnings Statement.  As soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), the Company will make generally available to its security holders and to the Representative an earnings statement or statements of the Company and the Subsidiaries which will satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act.

(h)           Use of Proceeds.  The Company will use the net proceeds received by it from the sale of the Securities substantially in accordance with the description set forth in the General Disclosure Package and the Final Prospectuses under “Use of Proceeds.”

(i)            Listing.  The Company will use its reasonable best efforts to effect and maintain the listing of the Common Shares offered hereby and the Warrant Shares on AMEX, and the Common Shares offered hereby, the Warrants and the Warrant Shares on the TSX until, in the case of the Warrants, the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture).

(j)            Registration of Warrant Shares.  The Company shall use its reasonable best efforts during the term of the Warrants to maintain the effectiveness of the registration of the issuance and sale of the Warrant Shares, and shall take such other action to ensure that Warrant Shares shall not be subject to restrictions on resale under the 1933 Act by persons that are not affiliates of the Company (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture).

(k)           Restriction on Sale of Securities.  During a period of 90 days from the date of the Final Prospectuses, the Company hereby agrees not to, directly or indirectly, without the prior written consent of TWP, such consent not to be unreasonably withheld or delayed, sell or issue or announce its intention to sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Company (including securities that are convertible or exchangeable into securities of the Company) other than (i) pursuant to the offering contemplated herein and the Flow-Through Private Placement; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Company or Cadiscor Resources Inc. outstanding as of the date hereof; (iv) pursuant to the Company’s stock option plan; or (v) pursuant to acquisition of shares or assets of arm’s length persons which does not result in a change of control of the Company. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed in this clause (j) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except that such extension will not apply if, (i) within three business days prior to the expiration of such restricted period, the Company delivers to the Underwriters a certificate, signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that the Common Shares are “actively traded securities” (as defined in Regulation M) and (ii) that the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the 1933 Act in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual. The Company will provide the Underwriters with prior notice of any such announcement that gives rise to an extension of the restricted period.

(l)            Reporting Requirements.  During the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, the Company will file all documents required to be filed with (A) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder, and (B) the Qualifying Authorities in accordance with applicable Canadian Securities Laws.

(m)          Translation Opinions. The Company shall cause Stikeman Elliott LLP to deliver to the Underwriters customary opinions, dated the date of the filing of the French language versions of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to the effect that the French language version of each such prospectus, together with each document incorporated by reference therein, is in all material respects a complete and proper translation of the English language versions thereof (other than the financial statements and other financial data contained therein). The Company shall cause Stikeman Elliott LLP to deliver to the Underwriters similar opinions as to the French language translation of any information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters, prior to the filing thereof with the Qualifying Authorities.

(n)           Translation Opinions — Financial Statements. The Company shall cause KPMG LLP to deliver to the Underwriters customary opinions, dated the date of the filing of the French language versions of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to the effect that the financial statements and other financial data contained in the French language version of each such prospectus, together with each document incorporated therein by reference, is in all material respects a complete and proper translation of the English language versions thereof. The Company shall cause KPMG LLP to deliver to the Underwriters similar opinions as to the French language translation of any financial information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters, prior to the filing thereof with the Qualifying Authorities.

(o)           Issuer Free Writing Prospectuses.  The Company agrees that, unless it obtains the prior consent of the Representative, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Securities that would constitute an “issuer free writing prospectus,” as defined in Rule 433, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the 1933 Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer General Use Free Writing Prospectuses included in Schedule C hereto.  Any such free writing prospectus consented to by the Company and the Representative is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

SECTION 4.           Payment of Expenses.

Whether or not the offering that is contemplated herein is completed, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits and the Form F-X) as originally filed and of each amendment thereto, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Warrant Prospectus, any Issuer Free Writing Prospectus, the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Warrant Prospectus and any amendments or supplements to any of them (including any Supplementary Material), and the cost of printing and furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, any Agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the Warrant Indenture, any certificates for the Common Shares offered hereby and the Warrants to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters, (iv) the fees and disbursements of the Warrant Trustee, the Company’s Canadian and U.S. counsel, accountants, technical experts and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and the cost of the preparation, printing and delivery to the Underwriters of copies of any blue sky survey and any supplement thereto, (vi) the printing (or reproduction) and delivery (including postage, freight charges and charges for counting and packaging) to the Underwriters and the Warrant Trustee, as applicable, of copies of the Registration Statement, the Final Prospectuses, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, any Issuer Free Writing Prospectus and any amendments or supplements thereto (including any Supplementary Material) and any costs associated with electronic delivery of any of the foregoing by the Underwriters and the Warrant Trustee to investors or shareholders, (vii) the fees and expenses of any transfer agent or registrar for the Common Shares, and (viii)  the fees and expenses incurred in connection with the listing of the Common Shares offered hereby, the Warrant Shares and, as applicable, the Warrants, on AMEX and the TSX.  Whether or not the offering that is contemplated herein is completed, the Company shall, except as otherwise agreed in writing with the Underwriters, also assume and pay the reasonable and documented out-of-pocket expenses of the Underwriters and the reasonable and documented fees, disbursements of Canadian and U.S. counsel to the Underwriters, and any taxes payable thereon. Notwithstanding the foregoing, payments made to the Underwriters pursuant to this Agreement shall be made in compliance with and subject to FINRA Rule 5110(f)(2) of the FINRA Manual.

SECTION 5.           Conditions of Underwriters’ Obligations.  The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any Subsidiary delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a)           Canadian Filings.  Each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus shall have been filed with the Qualifying Authorities and a MRRS Decision Document shall have been issued by the Reviewing Authority on behalf of the Qualifying Authorities relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively. The Canadian Preliminary Prospectus shall have been filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures.  The Canadian Final Prospectus and Canadian Warrant Prospectus shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Qualifying Jurisdictions; and no order suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(b)           U.S. Filings.  The Registration Statement shall be effective and the U.S. Preliminary Prospectus shall have been filed with the Commission in accordance with General Instruction II.L of Form F-10.  Each of the U.S. Final Prospectus and the U.S. Warrant Prospectus shall have been filed with the Commission within the applicable time period prescribed hereby, and in accordance with General Instruction II.L of Form F-10; no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the

Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters.

(c)           Opinion of Canadian Counsel for Company.  At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of Stikeman Elliott LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, together with signed or reproduced copies of such opinion for each of the Underwriters to the effect set forth in Exhibit A.  Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(d)           Opinion of United States Counsel for the Company.  At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, together with signed or reproduced copies of such opinions for each of the Underwriters to the effect set forth in Exhibit B.  Such counsel may also state that, insofar as such opinions involve factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(e)           Opinion of United States Counsel for the Underwriters. At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of Dorsey & Whitney LLP, United States counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the Underwriters, in form and substance satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

(f)            Title Opinions. At the Closing Time, the Representative shall have received favorable title opinions, dated as of such date and addressed to the Underwriters, from local counsel retained by the Company and acceptable to the Underwriters’ counsel, acting reasonably, with respect to the (A) Company’s title to and ownership of the Mining Claims and any other property pertaining to the Lac des Iles Mine, and (B) the Company’s title to and ownership of the Mining Claims and any other property pertaining to the Sleeping Giant mine, in each case in form and substance satisfactory to counsel for the Underwriters, acting reasonably, and together with signed or reproduced copies of such opinions for each of the Underwriters.

(g)           Officers’ Certificate.  At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the General Disclosure Package and the Final Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the President and Chief Executive Officer of the Company and of the Vice President, General Counsel and Corporate Secretary of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all covenants and conditions on its part to be performed or satisfied at or prior to the Closing Time, (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission, and (v) no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are threatened by any Qualifying Authority.

(h)           Accountant’s Comfort Letter (1).  At the Execution Time, the Representative shall have received from each of KPMG LLP and Petrie Raymond LLP “long-form” comfort letters dated such date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the General Disclosure Package and the Final Prospectuses.

(i)            Accountant’s Comfort Letter (2).  At the Closing Time, the Representative shall have received from each of KPMG LLP and Petrie Raymond LLP letters dated such date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters for each of the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the Final Prospectuses.

(j)            Approval of Listing.  At the Closing Time, (A) the Common Shares offered hereby and  the Warrant Shares shall have been listed and admitted and authorized for trading on AMEX, and (B) the Common Shares offered hereby, the Warrant Shares and, if the Warrants satisfy the minimum distribution requirements of the TSX, the Warrants, shall have been conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary listing conditions, and in each case satisfactory evidence of such actions shall have been provided to the Representative.

(k)           Lock-up Agreements.  At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit C hereto signed by the persons listed on Schedule D hereto.

(l)            Warrant Indenture.  At the Closing Time, the Warrant Indenture shall have been duly authorized by the Company and duly executed and delivered by each of the Company and the Warrant Trustee.

(m)          Conditions to Purchase of Option Securities.  In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and any Subsidiary hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

(i)            Officers’ Certificate.  A certificate, dated such Date of Delivery, of the President and Chief Executive Officer of the Company and of the Vice President, General Counsel and Corporate Secretary of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(g) hereof remains true and correct as of such Date of Delivery.

(ii)           Opinion of Canadian Counsel for Company.  The favorable opinion of Stikeman Elliott LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(iii)                               Opinion of United States Counsel for Company. The favorable opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

(iv)                              Opinion of United States Counsel for the Underwriters. The favorable opinion of Dorsey & Whitney LLP, United States counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(e) hereof.

(v)                                 Bring-down Comfort Letter.  Letters from KPMG LLP and Petrie Raymond LLP, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letters furnished to the Representative pursuant to Section 5(h) hereof, except that the “specified date” in the letters furnished pursuant to this paragraph shall be a date not more than three days prior to such Date of Delivery.

(n)                                 Additional Documents.  At the Closing Time and at each Date of Delivery counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters.

(o)                                 Termination of Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such  termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6.                                Indemnification.

(a)                                  Indemnification of the Underwriters.  The Company agrees to indemnify and hold harmless each Underwriter and their respective affiliates, as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”), their respective selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)                                     against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in U.S. Preliminary Base Prospectus, the Canadian Preliminary Base Prospectus, the U.S. Base Prospectus, the Canadian Base Prospectus, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any misrepresentation (as defined under Canadian Securities Laws) contained in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Final Prospectus or any Supplementary Material.

(ii)                                  against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or any such misrepresentation; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii)                               against any and all expense whatsoever, as incurred (including the fees and disbursements of Canadian and U.S. counsel chosen by TWP), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or any such misrepresentation, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission or misrepresentation made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through TWP expressly for use in the Final Prospectuses or any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material).

(b)                                 Indemnification of Company, Directors and Officers.  Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions or misrepresentations, or alleged untrue statements or omissions, made in the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses or any Issuer Free Writing Prospectus (or in any amendment or supplement thereto, including any Supplementary Material) in reliance upon and in conformity with written information furnished to the Company by such Underwriter through TWP expressly for use therein.

(c)                                  Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by TWP, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)                                 Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7.           Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting fee received by the Underwriters, in each case as set forth on the cover of the Final Prospectuses, bears to the aggregate initial public offering price of the Securities as set forth on the cover of the Final Prospectuses.

The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact or misrepresentation relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, none of the Underwriters shall be required to contribute any amount in excess of the amount by which the total underwriting fee earned by the Underwriters hereunder exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission or misrepresentation.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, as the case may be, and each director of the Company, each officer of the Company who signed the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.  The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8.                                Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of the Subsidiaries submitted pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or their respective Affiliates or selling agents, any person controlling any Underwriter, their respective officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9.                                Termination of Agreement.

(a)                                  Termination; General.  In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the Underwriters’ part, their obligations under this Agreement to purchase the Initial Securities and any Option Securities, by giving written notice to the Company at any time at or prior to the Closing Time if at any time prior to the Closing Time: (i) there shall occur any adverse material change in relation to the Company, or there should be a previously undisclosed material adverse change in relation to the Company (whether actual, proposed or prospective) which is discovered or required to be disclosed, or there should occur a change in a material fact in relation to the Company or in the General Disclosure Package or the Final Prospectuses that in the reasonable opinion of the Underwriters (or any of them), has or would be expected to result in a Material Adverse Effect or have a significant adverse effect on the market price or value of the Securities; or (ii) any inquiry, investigation or other proceeding (whether formal or informal) is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any other jurisdiction to which the Company or any of its Subsidiaries is subject or any stock exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding or order based upon the activities of the Underwriters and not upon activities of the Company), which, in the opinion of the Underwriters (or any of them), acting reasonably, prevents or restricts trading in or the distribution of the Securities or significantly adversely affects the market price of the Securities or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole; or (iii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including, without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), or any law or regulation (or change in the interpretation or administration thereof) which, in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its Subsidiaries, taken as a whole, and/or prevent or materially restrict the trading in or the distribution of the Common Shares; or (iv) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, AMEX or the TSX, or if trading generally on the TSX, AMEX or the New York Stock Exchange or the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, the Financial Industry Regulatory Authority, Inc. or any other governmental authority; or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, or (vi) a banking moratorium has been declared by either United States federal, New York state or Canadian federal authorities.

(b)                                 All Terms and Conditions. The Company agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such conditions to be complied with, and that any breach or failure by the Company to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Initial Securities and any Option Securities by notice to that effect given to the Company at or prior to the Closing Time, unless otherwise expressly provided in this Agreement.  The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions of this Agreement without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if such waiver or extension is in writing and signed by all of the Underwriters.

(c)                                  Liabilities.  If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10.                          Default by One or More of the Underwriters.  If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 36 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 36 hour period, then:

(i)                                     if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

(ii)                                  if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery, shall terminate without liability on the part of any non-defaulting Underwriter or the Company.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the Representative or the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days to the extent such delay is necessary to effect any required changes in the Registration Statement, the Final Prospectuses or in any other material documents.  As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11.                          Alternative Transaction. The Company agrees not to sell or negotiate or enter into an arrangement to sell all or substantially all of the assets of the Company or enter into a merger or other business combination with a third party or other similar transaction, which transaction does not provide for the completion of the offering contemplated hereunder (an “Alternative Transaction”). In the event the Company enters into an agreement or makes a public announcement with respect to an Alternative Transaction prior to completion of the offering contemplated hereunder, the Company agrees to make such payments and issuance to the Underwriters forthwith upon entering into such agreement or making such announcement in the amounts as described in Schedule B hereto as if the offering had been completed.

SECTION 12.                          Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Underwriters in connection with the transactions described herein and supersedes all prior understandings, negotiations and discussions, whether oral or written, in relation to the transactions described herein, including without limitation, the letter agreement dated September 21, 2009 (the “Letter Agreement”). For greater certainty, all provisions of the Letter Agreement relating to the Flow-Through Private Placement shall remain in full force and effect.

SECTION 13.                          Tax Disclosure.  Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure.  For purposes of the foregoing, the term “tax treatment” is the purported or claimed United States federal or Canadian federal income tax treatment of the transactions contemplated hereby, and the term “tax structure” includes any fact that may be relevant to understanding the purported or claimed United States federal or Canadian federal income tax treatment of the transactions contemplated hereby.

SECTION 14.                          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriters shall be directed to the Representative at 79 Wellington Street West, P.O. Box 37, 21st Floor, Toronto, Ontario M5K 1B7, attention of David Beatty; notices to the

Company shall be directed to it at 2116-130 Adelaide Street West, Toronto, Ontario M5H 3P5, attention of General Counsel.

SECTION 15.                          No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or any Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 16.                          Parties.  This Agreement shall inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 17.                          GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

SECTION 18.                          TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO TORONTO CITY TIME.

SECTION 19.                          Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 20.                          Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Yours very truly,

NORTH AMERICAN PALLADIUM LTD.

By:	/s/ William J. Biggar
	Name:	William J. Biggar
	Title:	President and CEO

By:	/s/ Jeffrey A. Swinoga
	Name:	Jeffrey A. Swinoga
	Title:	Vice President, Finance and CFO

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 22nd day of September, 2009.

Yours very truly,

THOMAS WEISEL PARTNERS CANADA INC.

By:	/s/ Rob Magwood
Name: Rob Magwood
Title: Director, Equity Capital Markets

CORMARK SECURITIES INC.

By:	/s/ Peter Grosskopf
Name: Peter Grosskopf
Title: President, Managing Director, Investment Banking

DUNDEE SECURITIES CORPORATION

By:	/s/ Tom Panoulias
Name: Tom Panoulias
Title: Vice President, Investment Banking

HAYWOOD SECURITIES INC.

By:	/s/ John Willett
Name: John Willett
Title: Managing Director, Investment Banking

OCTAGON CAPITAL CORPORATION

By:	/s/ John Palumbo
Name: John Palumbo
Title: President and Chief Executive Officer

SCHEDULE A

Name of Underwriter	Number of Initial Securities

Thomas Weisel Partners Canada Inc.	5,440,000
Cormark Securities Inc.	4,160,000
Dundee Securities Corporation	2,400,000
Haywood Securities Inc.	2,400,000
Octagon Capital Corporation	1,600,000

Total	16,000,000

SCHEDULE B

[PRICING INFORMATION]

Issue Price	C$3.15 per Unit

Number of Units	16,000,000

Warrant Exercise Price	C$4.25

Expected Closing Date	September 30, 2009

In consideration of the Underwriters’ services to be rendered in connection with the offering contemplated in the Agreement to which this Schedule B is attached, the Company shall pay to TWP, for and on behalf of the Underwriters, a cash fee equal to C$0.17325 per Unit, which fee shall be paid by the Company to TWP, for and on behalf of the Underwriters, as at the Closing Time except to the extent that it relates to the sale of Option Securities sold and delivered at a date following the Closing Time in which case it shall be paid at the relevant Date of Delivery.

SCHEDULE C

[LIST OF ISSUER GENERAL USE FREE WRITING PROSPECTUSES]

None.

SCHEDULE D

[LIST OF PERSONS/ENTITIES EXECUTING LOCK-UP LETTERS]

William J. Biggar

Jeff Swinoga

David J. Passfield

Michel Bouchard

William E. Stone

Trent C.A. Mell

André J. Douchane

Steven R. Berlin

David A. Comba

Robert J. Quinn

Gregory J. Van Staveren

William J. Weymark

SCHEDULE E

[LIST OF SUBSIDIARIES]

Lac des Iles Mines Ltd.

Cadiscor Resources Inc.

Exhibit A

FORM OF OPINION OF COMPANY’S CANADIAN COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(c)

1.                                      Each of the Company and each of Lac des Iles Mines Ltd. (“LDI”) and Cadiscor Resources Inc. (“Cadiscor” and together with LDI, the “Canadian Subsidiaries”) has been incorporated and is existing as a corporation under the laws of its jurisdiction of incorporation.

2.                                      Each of the Company and each of the Canadian Subsidiaries has all necessary corporate power to own, lease and operate its respective properties and to conduct its respective business as described in the Preliminary Prospectuses and the Final Prospectuses and to enter into and, if applicable, perform its respective obligations under the Underwriting Agreement and the Warrant Indenture.

3.                                       The authorized, issued and outstanding share capital of the Company is, as at the respective dates of the Preliminary Prospectuses and the Final Prospectuses, as set forth in such documents under the caption “Description of Share Capital”(except for subsequent issuances, if any, pursuant to the Underwriting Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Preliminary Prospectuses and the Final Prospectuses or pursuant to the exercise of convertible securities or options referred to in the Preliminary Prospectuses and the Final Prospectuses).

4.                                       All necessary corporate action has been taken by the Company to authorize the Common Shares and Warrants for issuance, sale and delivery to the Underwriters pursuant to the Underwriting Agreement and, the Common Shares when issued and delivered by the Company pursuant to the Underwriting Agreement against payment of the consideration set forth in the Underwriting Agreement, will be validly issued and fully paid and non-assessable.

5.                                       All necessary corporate action has been taken by the Company to reserve for issuance the Warrant Shares, and, when issued and delivered by the Company pursuant to the Warrant Indenture upon exercise and against payment of the consideration set forth in the Warrant Indenture, the Warrant Shares will be validly issued and fully paid and non-assessable.

6.                                       The authorized share capital of LDI consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, of which 6,402 common shares are outstanding and all of which were issued as fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

7.                                       The provisions of the Canada Business Corporations Act (the “CBCA”) under which the Company exists provide that shares issued by a corporation are non-assessable and the holders are not liable to the corporation or to its creditors in respect thereof and that, generally, shareholders of a corporation are not, as shareholders, liable for any liability, act or default of the corporation except in the circumstances prescribed under the CBCA.

8.                                       Each of the Underwriting Agreement and the Warrant Indenture has been duly authorized, executed and delivered by the Company and constitute a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms (subject to bankruptcy, insolvency or other similar laws affecting the rights of creditors generally, general equitable

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principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity, contribution and waiver of contribution).

9.                                       A final Mutual Reliance Review System Decision Document has been obtained in respect of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Reviewing Authority on behalf of itself and the other Qualifying Authorities and all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of each of the Qualifying Jurisdictions to qualify the distribution of the Securities to the public in each of the Qualifying Jurisdictions through registrants registered under applicable securities laws (including related and applicable regulations, policies and rules) of the Qualifying Jurisdictions who have complied with the applicable provisions of such securities laws.

10.                                 The issue, sale and delivery by the Company of the Warrant Shares, when issued in accordance with the terms and conditions of the Warrants, will be exempt from the prospectus and registration requirements of Canadian Securities Laws applicable in the Qualifying Jurisdictions, provided that no commission or other remuneration is paid or given to others in respect of such issuance and delivery, except for ministerial, administrative or professional services, or for services performed by a registered dealer, subject to customary qualifications.

11.                                 The documents incorporated by reference in the Preliminary Prospectuses and the Final Prospectuses as amended or supplemented (other than the financial statements and supporting schedules and accompanying management’s discussion and analysis included therein or omitted therefrom, as to which such counsel expresses no opinion, and in the case of the Revised Annual Information Form, dated June 4, 2007, as so supplemented by the disclosure in the Final Prospectuses), when they were filed with the Qualifying Authorities, complied as to form in all material respects to the formal requirements of the securities laws, rules and regulations of each Qualifying Jurisdiction.

12.                                 The Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus and any Supplementary Material in connection with the offering of the Securities (other than the financial statements and supporting schedules and accompanying management’s discussion and analysis included therein or omitted therefrom, as to which such counsel need express no opinion) comply as to form in all material respects to the requirements, including the Canadian Shelf Procedures, of the securities laws, rules and regulations of each Qualifying Jurisdiction.

13.                                 The forms of certificate used to evidence each of the Common Shares and the Warrants have been approved and adopted by the Company and complies with all applicable statutory requirements, with any applicable requirements of the charter and by-laws of the Company, with the provisions of the Canada Business Corporations Act relating thereto and the applicable requirements of the Toronto Stock Exchange for such certificates.

14.                                 The Company is a “reporting issuer” under the securities legislation of each Canadian province that recognizes the concept of reporting issuer and is not on the list of defaulting issuers maintained under such legislation, if any.

15.                                 The Toronto Stock Exchange has conditionally approved the listing of all of the Common Shares, the Warrant Shares and, if applicable, the Warrants, subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

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16.                                 To the best of such counsel’s knowledge, no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Common Shares, Warrants or Warrant Shares has been issued by any securities regulatory authority in the Qualifying Jurisdictions and no proceedings for that purpose have been instituted or are pending or contemplated.

17.                                 The statements in the Preliminary Prospectuses and the Final Prospectuses under the captions “Description of Share Capital”, “Income Tax Considerations — Canadian Federal Income Tax Considerations”, “Purchasers’ Statutory Rights”, and “Eligibility for Investment” and in the Registration Statement under “Part II — Information Not Required to Be Delivered to Offerees or Purchasers — Indemnification” have been reviewed by such counsel and fairly summarize the matters under such headings.  All descriptions in the Final Prospectuses of Canadian statutes and regulations are fair summaries of the matters discussed therein.

18.                                 To such counsel’s knowledge, the Company is not in violation of its articles of incorporation or by-laws.

19.                                 The execution, delivery and performance of each of the Underwriting Agreement and the Warrant Indenture and the consummation of the transactions contemplated in the Underwriting Agreement, the Warrant Indenture, the Registration Statement and the Final Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Preliminary Prospectuses and the Final Prospectuses under the caption “Use of Proceeds”) and compliance by the Company with its obligations under the Underwriting Agreement and the Warrant Indenture do not and will not, whether with or without the giving of notice or lapse of time or both, (a) conflict with or constitute a material breach of, or default or Repayment Event (as defined in Section 1(a)(xi) of the Underwriting Agreement) under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, any agreement, indenture or instrument listed on Schedule I hereto, or (b) result in any violation of (i) the articles of incorporation or bylaws or similar organizational documents of the Company or any subsidiary, (ii) any resolutions of the board of directors (or any committee thereof) or the shareholders of the Company contained in the minute books of the Company provided to such counsel, or (iii) any material law of general application in the Province of Ontario or any law of general application in Canada to which the Company or any subsidiary or any of their respective properties, assets or operations is subject.  The review undertaken for the purpose of giving the opinion in the preceding clause (i) has been limited to identifying conflicts on the face of the documents listed on Schedule I that would be apparent to us as legal professionals and no further steps have been taken, such as the making of calculations or the testing of financial or other similar matters.  No further consents, approvals, authorizations from or filings with any court, regulatory body or administrative agency or other governmental agency or body, other than those that have been validly obtained and continue in effect, are required for the Company’s execution, delivery or performance of the Underwriting Agreement or the Warrant Indenture or the consummation of the transactions contemplated by the Underwriting Agreement or the Warrant Indenture, other than any continuous disclosure filings required to be made by the Company pursuant to applicable Canadian Securities Laws.

20.                                 To such counsel’s knowledge, except as described in the Final Prospectuses there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act or qualified for distribution under applicable Canadian Securities Laws.

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21.                                 The issuance of the Securities is not subject to pre-emptive or other similar rights of any securityholder of the Company.

22.                                 The provisions of the Québec Securities Act relating to the use of the French language and of the Charter of the French Language, R.S.Q., c. C-11 (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in respect of the Canadian Preliminary Prospectus and the Canadian Final Prospectus and forms of order and confirmation (the “Offering Documents”) to be delivered to purchasers in the Province of Québec in connection with the sale of the Securities, when issued, to the extent such purchasers receive a copy of the Offering Documents in the French language (on the assumption that the Offering Documents constitute the entire contract for the Securities), provided that the Offering Documents in the English language may be delivered without delivery of the French language versions thereof to those physical persons in the Province of Québec who have expressly requested in writing to receive such Offering Documents in the English language only.

23.                                 No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of any Underwriter which is not a resident of Canada in connection with the transactions contemplated by the Underwriting Agreement) are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax solely by virtue of: (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in the Underwriting Agreement.

24.                                 The Company is eligible to file a short form prospectus and a prospectus supplement with the Reviewing Authority.

25.                                 All necessary corporate action has been taken by the Company to authorize the filing of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Warrant Prospectus with the Reviewing Authority and the Qualifying Authorities.

26.                                 All necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement with the Commission.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the Provinces of Alberta, British Columbia, Ontario and Quebec or the Federal laws of Canada, upon the opinion of local Canadian counsel of good standing (which opinion shall be dated and furnished to the Underwriters at the Closing Time, shall be reasonably satisfactory in form and substance to counsel for the Underwriters and shall expressly state that the Underwriters may rely on such opinion as if it were addressed to them), provided that Stikeman Elliott LLP shall state in their opinion that they believe that they and the Underwriters are justified in relying upon such opinion, and (B), as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials, provided that such certificates shall have been delivered to the Underwriters.

In addition to rendering the opinions set forth above, such counsel shall also include statements to the effect that:

(a)                                  we have not been retained as counsel to the Company in connection with any pending actions, suits or proceedings against or affecting the business of the Company or before

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or by any governmental entity or arbitrator to which the Company is subject. In making this statement, we have, for Stikeman Elliott LLP (Toronto), reviewed time dockets dating since • to identify the lawyers who have performed services for the Company since • and have inquired as to whether they are retained with respect to any such proceedings. We have not conducted any other investigation; and

(b)                                 the attributes of the Common Shares, Warrants and Warrant Shares conform in all material respects to the description thereof contained in the Preliminary Prospectuses and the Final Prospectuses.

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Exhibit B

FORM OF OPINION OF COMPANY’S U.S. COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(d)

1.                                       The execution and delivery by the Company of this Agreement and the Warrant Indenture and the consummation by the Company of the transactions contemplated hereby and thereby, including the issuance and sale of the Units, will not (i) constitute a violation of, or a breach or default under, the terms of any agreement set forth on Schedule I to such counsel’s opinion, or (ii) violate or conflict with, or result in any contravention of, any Applicable Law or any Applicable Order.  Such counsel may state that they do not express any opinion as to whether the execution, delivery or performance by the Company of this Agreement or the Warrant Indenture will constitute a violation of, or a default under, any covenant, restriction or provision with respect to financial ratios or tests or any aspect of the financial condition or results of operations of the Company or any of its subsidiaries. “Applicable Law” means those laws, rules and regulations of the State of New York and those federal laws, rules and regulations of the United States of America, in each case that, in such counsel’s experience, are normally applicable to transactions of the type contemplated by this Agreement and the Warrant Indenture (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation; and “Applicable Orders” means those judgments, orders or decrees set forth on Schedule II to such counsel’s opinion.

2.                                       No Governmental Approval, which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution or delivery of this Agreement or the Warrant Indenture by the Company or the consummation by the Company of the transactions contemplated hereby or thereby.  “Governmental Approval” means any consent, approval, license, authorization or validation of, or filing, qualification or registration with, any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company under Applicable Laws, required to be made or obtained by the Company pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company) in the transactions contemplated by this Agreement and the Warrant Indenture or because of such parties’ legal or regulatory status or because of any other facts specifically pertaining to such parties.

3.                                       Under current United States federal income tax law, although the discussion set forth in the U.S. Final Prospectus under the caption “Income Tax Considerations—Material U.S. Federal Income Tax Consequences to U.S. Holders” does not purport to summarize all possible United States federal income tax consequences of the ownership and disposition of Units acquired by U.S. Holders (as defined in the U.S. Final Prospectus) pursuant to the offering, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations that are anticipated to be material to such U.S. Holders.

4.                                       The Company is not and, solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the U.S. Final Prospectus under the heading “Use of Proceeds”, will not be required to seek an order permitting registration under the Investment Company Act of 1940, as amended.

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Such counsel shall state that, according to the Commission’s EDGAR database, (i) the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement, and (ii) the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10 was made in the manner and within the time period required by such General Instruction II.L.  Such counsel shall also state that they have been orally advised by the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued and, to such counsel’s knowledge, no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

In addition, such counsel shall include a statement to the effect that such counsel has participated in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent registered public accountants of the Company, representatives of the Underwriters and U.S. and Canadian counsel for the Underwriters at which the contents of the Registration Statement and the U.S. Final Prospectus and related matters were discussed.  Such counsel shall state that such counsel did not participate in the preparation of the Incorporated Documents but have, however, reviewed such documents and discussed the business and affairs of the Company with officers and other representatives of the Company.  Such counsel shall state that, although such counsel is not passing upon, or assuming any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement, the General Disclosure Package or the U.S. Final Prospectus and has made no independent check or verification thereof (except to the limited extent referred to in paragraph 3 above), on the basis of the foregoing, (i) the Registration Statement, at the Applicable Time and at the Closing Date, and the U.S. Final Prospectus, as of the date of the prospectus supplement relating to the offering of the Securities, appeared on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations (except that such counsel need not express any view as to the financial statements, schedules and other financial information or the information derived from the reports of or attributed to persons named in the U.S. Final Prospectus under the heading “Experts”, in each case included or incorporated by reference therein or excluded therefrom), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations applicable to such form, and (iii) no facts have come to such counsel’s attention that have caused such counsel to believe that (A) the Registration Statement, at the Applicable Time contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) the General Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) that the U.S. Final Prospectus, as of the date of the prospectus supplement relating to the offering of the Securities, and as of the Closing Time, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that, in each case, such counsel need not express any view as to the financial statements, schedules and other financial information or the information derived from the reports of or attributed to persons named in the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as applicable, under the heading “Experts”, in each case included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting or the auditors’ attestation report thereon or the statements contained in the exhibits to the Registration Statement (other than statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)).

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Exhibit C

FORM OF LOCK-UP LETTER

•, 2009

Thomas Weisel Partners Canada Inc.

79 Wellington Street West

P.O. Box 37, 21st Floor

Toronto, ON

M5K 1B7

as Representative of the several Underwriters

Re:                               Proposed Public Offering by North American Palladium Ltd.

Ladies and Gentlemen:

The undersigned, a shareholder [and an officer and/or director] of North American Palladium Ltd., a corporation existing under the laws of Canada (the “Company”), understands that Thomas Weisel Partners Canada Inc. (“TWP”) and certain other underwriters propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering of units, each unit consisting of one common share, no par value, of the Company (a “Common Share”) and one-half of one common share purchase warrant.  In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder [and an officer and/or director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during a period of 90 days from the date of the Final Prospectuses (as defined in the Underwriting Agreement), the undersigned will not, without the prior written consent of TWP, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, or prospectus under applicable Canadian Securities Laws (as defined in the Underwriting Agreement) with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of TWP, provided that (1) TWP receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the United States Securities and Exchange Commission, any Canadian securities regulator, or otherwise and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)                                    as a bona fide gift or gifts; or

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(ii)                                 to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)                              as a distribution to limited partners or stockholders of the undersigned; or

(iv)                             to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

Notwithstanding the foregoing, if:

(1)                                  during the last 17 days of the 90-day lock-up period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)                                  prior to the expiration of the 90-day lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless TWP waives, in writing, such extension, except that such extension will not apply if, (i) within three business days prior to the expiration of such restricted period, the Company delivers to TWP a certificate, signed by the Chief Financial Officer or Chief Executive Officer of the Company, certifying on behalf of the Company that the Common Shares are “actively traded securities” (as defined in Regulation M) and (ii) that the Company meets the applicable requirements of paragraph (a)(1) of Rule 139 under the 1933 Act in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual. The Company will provide TWP with prior notice of any such announcement that gives rise to an extension of the restricted period.

The undersigned hereby acknowledges and agrees that written notice of any extension of the 90-day lock-up period pursuant to the previous paragraph will be delivered by TWP to the Company (in accordance with Section 14 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 90-day lock-up period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the 90-day lock-up period (as may have been extended pursuant to the previous paragraph) has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

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Very truly yours,

Signature:

Print Name:

Number and Type of Lock-Up Securities:

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